

Keith Haring (1958–1990)

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After reviewing 140 other examples, we privately secured the Painting after it remained in the same private collection since its original sale at Martin Lawrence Galleries in 1990, the same year the artist passed away.

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Initial Offering Price

$3,663,000

Offering Circular

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Similar Sales | Record Price | Repeat Sales



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Price Appreciation of Similar Works

16.5%

Sharpe Ratio	watch video
Keith Haring	▲1.1
All Art	0.26
S&P 500	0.5

52% Progress

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WHY WE LIKE THIS PAINTING

- Keith Haring was an iconic 1980s street artist, globally recognized for his graphic style and social activism.
- Close contemporaries of Haring such as Jean-Michel Basquiat have achieved auction records in excess of $100 million, while the top records for Haring's work at auction have yet to exceed $7,000,000.
- Executed in 1988, the Painting is a characteristic example of Keith Haring's signature style, composed with bold lines, bright colors, and simplified forms, depicting two amorphous, interwoven figures who interact and appear on the brink of embrace.
- The Painting was included in an important 2005 solo exhibition titled "The Keith Haring Show," organized by La Triennale di Milano, in Milan, Italy.
- As of November 15, 2022, examples similar to the Painting, depicting intertwined and/or embracing figures, have sold for as much as $4.4 million at auction, including: "Sister Cities - For Tokyo" (1985), which sold for $4,455,000 in November 2018, and "Untitled" (1984), which sold for $3,035,280 in June 2017.
- Prior to Masterworks' acquisition of the Painting, it had remained in the same private collection since its original sale at Martin Lawrence Galleries in 1990, the same year the artist passed away.

Past price appreciation is no guarantee of future results. Historical sales data may be limited and not representative of the entire artist market. An investor must read the Offering Circular before making an investment decision.



2021 Auction Sales
$41,107,905

2021 Number of Lots Sold
699

KEITH

HARING

b. 1958–d. 1990, UNITED STATES



$3,663,000

INITIAL OFFERING

16.5%

HISTORICAL APPRECIATION OF SIMILAR WORKS[1]

Acrylic on canvas | 60 × 60 in. (152 × 152 cm.)

Keith Haring was an iconic 1980s artist, whose origins in street art helped him develop a globally recognized graphic style.

The Painting is a characteristic example of Keith Haring's signature style, composed with bold lines, bright colors, and simplified forms. Executed in 1988, the Painting depicts two amorphous, interwoven figures who interact and appear on the brink of embrace. The figures are set against a bright crimson ground with Haring's signature use of vibration lines, which animate the figures and create pulsating movement. Emblematic of the artist's distinct visual lexicon, the execution of the Painting demonstrates Haring's use of graphic, reductive forms, influenced by graffiti and the sub-culture of New York in the 1980s, while also possibly referencing Egyptian hieroglyphics and Mayan pictograms. Drawing upon these latter sources in particular, Haring appreciated that "in earlier civilizations, symbols were much more versatile," which lends a universality and immediacy to the Painting's composition. The Painting was included in an important 2005 solo exhibition titled "The Keith Haring Show," organized by La Triennale di Milano, in Milan, Italy. As of November 15, 2022, examples similar to the Painting, depicting intertwined and/or embracing figures have sold for as much as $4.4 million at auction, including: *Sister Cities — For Tokyo* (1985), which features connected figures but is larger than the Painting, and sold for $4,455,000 at Sotheby's, New York on November 14, 2018, and *Untitled* (1984), a work on metal comparable in scale to the Painting, and sold for £2,333,000 ($3,035,280) at Phillips, London, on June 29, 2017. Prior to Masterworks' acquisition of the Painting, it had remained in the same private collection since its original sale at Martin Lawrence Galleries in 1990, the same year the artist passed away. The Painting's subject, style, and execution make it a commercial and desirable work by Keith Haring.

Inspired by the spontaneity and technical mastery of the ubiquitous graffiti of New York City in the 1970s, Haring developed a distinct style. Cartoon figures drawn in a thick outline, like the 'radiant baby,' became synonymous with Haring's aesthetic and earned him a spot in the now legendary Times Square Show, which was organized by COLAB (Collaborative Projects) in 1980 and featured one hundred up-and-coming artists, including Jean-Michel Basquiat, David Hammons, and Jenny Holzer. Following the show's success, Haring began to work with gallerist Tony Shafrazi, who put on an immediately successful solo show of Keith Haring's work in 1982, attended by important Pop artists like Roy Lichtenstein and Robert Rauschenberg. Haring was respected in artistic circles, and his close friends included Jean-Michel Basquiat, George Condo, Andy Warhol, Madonna, Yoko Ono, and David Bowie. Haring's work continues to be collected around the world and is included in the permanent collections of important institutions, such as the Museum of Modern Art and the Whitney Museum of American Art in New York, and the Los Angeles County Museum of Art, among others. Though Keith Haring's records at auction are far behind his friend and contemporary Jean-Michel Basquiat, whose record at auction exceeds $100 million, as of October 5, 2022, four of the artist's top five auction records have been set in the last three years. As of November 15, 2022, Keith Haring's top three auction records include, *Untitled* (1984), which sold for £4,301,250 ($5,937,264) at Christie's, London on June 30, 2021, *Untitled* (1986), which sold for $5,779,200 at Sotheby's, New York on May 12, 2021, and *Silence = Death* (1988), which sold for $5,609,500 at Christie's, New York, on May 15, 2019.

AS OF NOVEMBER 15, 2022, KEITH HARING'S TOP THREE AUCTION RECORDS INCLUDE, *UNTITLED* (1984), WHICH SOLD FOR £4,301,250 ($5,937,264) AT CHRISTIE'S, LONDON ON JUNE 30, 2021, *UNTITLED* (1986), WHICH SOLD FOR $5,779,200 AT SOTHEBY'S, NEW YORK ON MAY 12, 2021, AND *SILENCE = DEATH* (1988), WHICH SOLD FOR $5,609,500 AT CHRISTIE'S, NEW YORK, ON MAY 15, 2019.

AUCTION RESULTS FOR SIMILAR WORKS[2,3]


$4M
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Keith Haring (b. 1958, Pennsylvania - d. 1990, New York) was an iconic 1980s artist, whose origins in street art helped him develop a globally recognized graphic style. Haring moved to New York City in 1978 and enrolled in the School of Visual Arts, and by 1980 Haring's artistic practice had become diverse in media and approach. He became particularly well known for white chalk drawings executed on black panels meant for advertisements in the NYC subway system. By 1984, the artist's popularity had become motivation for opportunists to lay claim to his graffiti works that sprawled Manhattan and sell them, especially the artist's well known subway drawings. In 1986, Haring established the iconic 'Pop Shop,' a store that offered inexpensive merchandise bearing authentic Keith Haring imagery, which he viewed as an extension of his artistic practice. While Haring was criticized by the mainstream art establishment for his wide commercial appeal, he firmly believed his art should remain accessible to the general public. Haring created dozens of murals and public works in his lifetime in cities such as New York, Antwerp, Berlin, and Tokyo, many of which were created for charities or involved collaborations with children. The artist intentionally addressed political issues, like the crack epidemic, apartheid and the AIDS crisis, which by the late 1980s, had claimed the lives of a number of Haring's close friends. In 1990, Keith Haring's own life was cut short as a result of AIDS-related complications..


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IMPORTANT DISCLOSURES

1. Historical appreciation rates reflect an implied annualized return for a given artwork based on its purchase and sale at auction, including purchase and sale commissions paid to the auction house. Historical appreciation rates are not comparable to, or intended to represent or be a proxy, for returns on Masterworks shares. Artist information is presented for illustrative purposes only and Masterworks does not own, securitize, purchase or sell works by all of such artists. Past performance is no guarantee of future results, and an investor can lose money.

2. Past artwork pricing trends are not indicative of future pricing trends. Investing involves risk and investors must be prepared to hold their investment for an extended period.

3. he chart captures the historical data for selected auctions sales transactions, which are similar to the Painting. The set of similar sales comprise paintings by Keith Haring with the following criteria: paintings on canvas, linen, muslin or metal that measure 40 inches by 40 inches to 80 inches by 80 inches, excluding tondos, works from the "Red/Yellow/Blue" series, Disney subjects and depictions of brand logos, portraits, examples with prominent sexual organs, overtly violent imagery, and works with dense compositions. “Untitled” (1988) and “Sneeze” (1984) were excluded from the comparative set due to their atypical palettes, reminiscent of the “Red/Yellow/Blue” series. The data was sourced from publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Sale records that do not contain images may be excluded from the comparative set. Although the paintings in the described set have similar characteristics to the Painting, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth is useful in determining the value of the Painting and you are urged not to place undue reliance on such data. The art transaction data is not intended to indicate past or expected performance of any security. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the table, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date. The realized prices comprised by this set of transactions have increased at an estimated 16.5% CAGR implied from selected sales occurring from February 23, 1985 to October 5, 2018.

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